Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  February 21, 2002

ECHOSTAR OFFERS STATEMENT CONCERNING
REV. AL SHARPTON AND NATIONAL ACTION
NETWORK

             With limited available spectrum, EchoStar Communications Corporation and its DISH Network carries 21 public interest channels, more than any other pay TV provider. EchoStar is extremely proud of the many quality programs targeted to minority communities presented in its public interest channel lineup. Among them is CoLoursTV, a non-profit, African American owned and operated network whose board includes the Urban League, NAACP, and Black United Fund, among others.

             EchoStar’s DISH Network is committed to public interest programming. In December 2001, after careful review of over a dozen applicants, DISH Network selected CoLoursTV and StarNet to join EchoStar’s total lineup of 21 public interest channels that offer a broad range of educational and informational programming. These channels are provided to DISH Network customers free of charge, and EchoStar’s selection process complies with the law.

             Because the number of qualified applicants exceeded the number of public interest channels available for 2001, EchoStar was unable to offer carriage to other public interest channel applicants, including the Rev. Sharpton’s Word Network.

             Contrary to statements in a NAN release on Jan. 31, 2002, EchoStar provided access and copies of its public inspection files as requested by Sharpton’s Word Network representatives when they visited the company’s Littleton, Colo., office this week.

             EchoStar executives have met with Word Network representatives several times. Charlie Ergen, CEO and chairman of EchoStar, has also offered to meet recently with Sharpton and his Word Network associates on two occasions in Washington, D.C., but Ergen’s efforts were rebuffed.

             Therefore, it is extremely difficult for EchoStar to understand the Word Network’s and Rev. Sharpton’s continued calls for protests.

             Today, EchoStar and DIRECTV duplicate seven public interest channels. The request for carriage by Word Network and other public interest programmers underscores the need for the pending merger which would increase capacity for other deserving applicants and add over 6 million viewers to the Word Network, which is currently carried by DIRECTV.

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About EchoStar:
EchoStar Communications Corporation and its DISH Network operates a state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. DISH Network offers hundreds of news, sports, family, children’s, educational and instructional television channels nationwide. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, visit www.dishnetwork.com.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.